SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                                                                                 Risk Factors

A number of risk factors may affect Prudential's business, financial condition, results of operations and/or prospects and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the section of this document headed 'Group Chief Risk and Compliance Officer's Report on the risks facing our business and how these are managed'.

1.     RISKS RELATING TO PRUDENTIAL'S FINANCIAL SITUATION

1.1  The Covid-19 pandemic has had a significant impact on financial market volatility and global economic activity, increased operational disruption risks to the Group and has adversely impacted Prudential's sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain.

The Covid-19 pandemic has significantly increased the volatility of equity markets, interest rates and credit spreads, reduced market liquidity and reduced global economic activity. The potential adverse impacts to the Group of these effects are detailed in the Financial Market and Economic Conditions risk factor detailed in section 1.2 below. However, the full extent of the impact of the pandemic on financial markets and economic growth is highly uncertain and unpredictable and will be influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public. Where these impacts are prolonged, this may impact the solvency position of Prudential's subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group.

The immediate regulatory and supervisory responses to the Covid-19 pandemic have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies. Various governments have effected, or are considering effecting, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and this may result in an increase in constitutional and political uncertainty in the markets in which the Group operates. The longer term political, regulatory and supervisory developments resulting from the Covid-19 pandemic remain highly uncertain. These may include changes to government fiscal policies, laws or regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic.

The Covid-19 pandemic, and measures to contain it, have slowed economic and social activity in the Group's geographical markets. While these conditions persist, the level of sales activity in affected markets has been, and will continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity. The impact to economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Extended travel restrictions in particular may adversely impact product persistency in the Group's Asia business. While these impacts to the Group have not been material to date, the full extent of the impact of the Covid-19 pandemic is currently highly uncertain and the Group's claims experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

Disruption to Prudential's operations may result where its employees, or those of its service partners and counterparties, contract the coronavirus or are affected by travel restrictions; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may be an increase in attempts to compromise IT systems through phishing and social engineering tactics.

In some markets Prudential has implemented changes to its sales and distribution processes. These include virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential's reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.2  Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, interest rates in the United States ("US") and some Asian countries in which Prudential operates have decreased to historic lows driven by the responses of central banks to mitigate the impact of the Covid-19 pandemic, and the transition to a lower carbon economy may impact long-term asset valuations.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include slowdowns or reversals in world economic growth (particularly where this is abrupt, as has been the case with the impact of the Covid-19 pandemic), fluctuations in global energy prices, changes in monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, and concerns over sovereign debt. Other factors include the increased level of (geo)political risk and policy-related uncertainty (including the broader market impacts resulting from the trade negotiations between the US and China) and socio-political, climate-driven and pandemic events. The extent of financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.
The adverse effects of such factors could be felt principally through the following items:

-      Lower interest rates and reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in Jackson's variable annuities and non-unit-linked savings products in Asia, increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions and/or have a negative impact on its assets under management and profit.

-      A reduction in the financial strength and flexibility of corporate entities which may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may result in an increase in regulatory capital requirements for the Group or its businesses), as well as higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Similarly, mortgages and mortgage-backed securities in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due.

-      Failure of counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to derivative transactions) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place. Concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

-      Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.

-      The Group holds certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, mortgage-backed securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

-      A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. In particular, equity price falls impact the amount of revenue derived from fees from the unit-linked products in the Group's Asia business and from annuity contracts at Jackson, where fees are charged on account and asset values.

-      Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked savings products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are less developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's Asia operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Changes in markets, or deviations in policyholder behaviour experience from assumptions, may result in the need to hold additional reserves for these products, which may impact Jackson's liquidity, require it to raise additional capital and/or adversely impact its net income. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There may be circumstances where the derivatives that Jackson enters into to hedge its market risks may not sufficiently or effectively offset its exposures under the guarantees, or where its exposures may be over-hedged. This includes circumstances where:

-   The derivative markets for the instruments which most appropriately reflect the equity funds in which policyholders have invested may not be of sufficient size or liquidity to effectively hedge these risks;

-   Operational errors occur in the execution of Jackson's hedging strategy; or

-     Actual experience materially deviates from the assumptions used in the models which inform Jackson's hedging strategy. These assumptions include, amongst others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels and correlation among various market movements.

If the results from Jackson's hedging programs do not correlate with the economic effect of changes in benefit exposures to customers, it could experience economic losses and increased volatility in its earnings which could adversely impact the Group's business, financial condition and results of operations. The cost of any guarantees that remain unhedged will also affect Jackson's results.

Periods of significant and sustained downturns in securities markets, increased equity volatility, reduced interest rates, or deviations in expected policyholder behaviour could also increase the cost of hedging beyond that anticipated in the pricing of the products being hedged and could produce losses not addressed by the risk management techniques employed.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group International Financial Reporting Standards ("IFRS") reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, Jackson has a mix of spread-based and mortality business with assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.3  As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits) that can limit their ability to make remittances. In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospect

1.4  (Geo)political risks and political uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects

The Group is exposed to (geo)political risks and political uncertainty in the markets in which it operates. Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies with specific markets, and international trade disputes, could impact on the macroeconomic outlook and the environment for global financial markets. This could take effect, for example, through increased friction in cross-border trade, such as implementation of trade tariffs or the withdrawal from existing trading blocs or agreements and the exercise of executive powers to restrict overseas trade, financial transactions, capital movements and/or investment. The degree and nature of regulatory changes and Prudential's competitive position in some geographic markets may also be impacted, for example, through measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment under regulations and tax rules.

(Geo)political risks and political uncertainty may also adversely impact the Group's operations and its operational resilience. Increased (geo)political tensions may increase cross-border cyber activity and therefore increase cyber security risks. (Geo)political tensions may also lead to civil unrest and/or acts of civil disobedience. This includes the unrest in Hong Kong, where mass anti-government demonstrations have given rise to increased disruption throughout the region. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Responses by the US, UK and other governments to the recently enacted national security law in Hong Kong, the final form and full extent of which currently remain uncertain, may adversely impact Hong Kong's economy with potential adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts regional and head office functions. For internationally active groups such as Prudential, operating across these jurisdictions, government measures and responses may also add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group.

1.5  Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers of such debt are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.6  Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

1.7  Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group now presents its consolidated financial statements in US dollars, which is the currency in which a large proportion of the Group's earnings and assets and liabilities are denominated or linked to (such as the Hong Kong dollar, which is pegged to the US dollar). There remain some entities within the Group the results of which are not denominated in or linked to the US dollar and transactions which are conducted in non- US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results these entities and transactions and the risks from the maintenance of the Hong Kong dollar peg to the US dollar

2.     RISKS RELATING TO PRUDENTIAL'S BUSINESS ACTIVITIES AND INDUSTRY

2.1  The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks, may affect Prudential's operational capability and capacity, and may adversely impact the Group and the delivery of its strategy if these initiatives fail to meet their objectives

In order to implement its business strategies for growth, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential undertakes Group restructuring, large-scale transformation and acquisitions and disposals across its business. Many of these change initiatives are complex, interconnected and/or of large scale, including a current focus on preparations for a potential minority initial public offering and evaluation of other strategic options in relation to Jackson and its related companies, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential's business, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Additionally, there may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group. These initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

Implementing further initiatives related to significant regulatory changes, such as IFRS 17 and the transition to a legislative framework in Hong Kong for the group-wide supervision of insurance groups, may amplify these risks. Risks relating to these regulatory changes are explained in the "Legal and Regulatory Risk" risk factor detailed in section 3.1.

2.2  Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. These risks may also adversely impact Prudential through its partners which provide bancassurance and product distribution, outsourcing, external technology, data hosting and other services.

Exposure to such events could impact Prudential's operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, customer conduct risk impacts and may damage Prudential's reputation and relationship with its customers and business partners.

Prudential's business is dependent on processing a large number of transactions for numerous and diverse products. It also employs a large number of complex and interconnected IT and finance systems and models, and user developed applications in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained securely for significant time periods. Further, Prudential operates in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, IT infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. During times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact on Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them, although Prudential has not, to date, identified any such incidents that have had a material impact. Prudential's legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

In addition, Prudential relies on the performance and operations of a number of bancassurance, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and failure to adequately oversee the partner, or the failure of a partner (or of its IT and operational systems and processes) could result in significant disruption to business operations and customers, may have reputational or conduct risk implications and which could have a material adverse effect on its business, financial condition, results of operations and prospects.

2.3  Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and have material adverse effects on the Group's business, financial condition, results of operations and prospects

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), which could result in disruption to key operations, make it difficult to recover critical services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the 2016 designation of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape in recent years and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way, including ensuring appropriate decision-making where automated processes are employed, and to ensure its ongoing accuracy. The risk of not meeting these requirements and expectations may be increased by the use of emerging technological tools which could increase the volume of data that Prudential collects and processes. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force in 2018 and the California Consumer Protection Act that came into force on 1 January 2020) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems or data. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

2.4  Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements. For such Group operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions.

Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential such as bancassurance and agency arrangements in Asia and broker-dealer networks in the US and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party, material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

2.5  Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations.

Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit ("GMWB") of Jackson's variable annuity business.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities and across product lines in Asian markets. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in the "Covid-19" risk factor detailed in section 1.1.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; and the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

2.6  Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned. Technological advances may result in increased competition to the Group (including from outside the insurance industry) and a failure to be able to attract sufficient numbers of skilled staff.

In Asia, the Group's principal competitors include global life insurers together with regional insurers and multinational asset managers. In most Asia markets, there are also local companies that have a material market presence.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may negatively impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse interest on the Group's business, financial condition, results of operations and prospects.

2.7. Prudential is exposed to ongoing risks as a result of the demerger of M&G plc (the "Demerger")

On 21 October 2019, Prudential completed the Demerger and, in connection with this, Prudential entered into a demerger agreement with M&G plc. Among other provisions, the demerger agreement contains a customary indemnity under which Prudential has agreed to indemnify M&G plc against liabilities incurred by the M&G plc group that relate to the business of the Group. Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amount payable thereunder is substantial this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

3.     LEGAL AND REGULATORY RISK

3.1  Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation of selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

Further information on specific areas of regulatory and supervisory requirements and changes are included in the sub-sections below.

(a)   Group-wide supervision
With effect from 21 October 2019, the group-wide supervisor of Prudential plc changed to the Hong Kong Insurance Authority (the "Hong Kong IA"). On 24 July 2020 the Insurance (Amendment (No 2) Ordinance, being the enabling primary legislation providing for the framework for the group-wide supervision of insurance groups by the Hong Kong IA (the "GWS Framework"), was enacted. The primary legislation (once effective) will be supported by subsidiary legislation and guidance material, which is subject to consultation with the industry and to the Hong Kong legislative process. As such, the timing of finalisation and implementation of the GWS Framework remains uncertain, although it is expected to become effective in early 2021. Until then the Group is being supervised on an interim basis in line with principles agreed with the Hong Kong IA. Until the GWS Framework is finalised, the Group cannot be certain of the nature and extent of differences between the interim principles agreed with the Hong Kong IA and the specific regulatory requirements of the GWS Framework. With the agreement of the Hong Kong IA, Prudential is applying the Local Capital Summation Method (the "LCSM") to determine Group regulatory capital requirements. Whilst Prudential currently expects thecapital requirements under the GWS Framework to be largely consistent with these interim supervisory requirements, any differences in the final requirements adopted under the GWS Framework may lead to changes to the way in which capital requirements are calculated and to the eligibility of the capital instruments issued by Prudential to satisfy such capital requirements. The Group's existing processes and resources may also need to change to comply with the final GWS Framework or any other requirements of the Hong Kong IA. The need to adapt to any such changes or to respond to any such requirements may lead to increased costs or otherwise impact the business, financial condition, results, profitability and/or prospects of the Group.

While the Hong Kong IA has agreed that the subordinated debt instruments Prudential has in issue can be included as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the LCSM under the interim principles agreed with the Hong Kong IA, the grandfathering provisions under the GWS Framework remain subject to the Hong Kong legislative process. Although Prudential currently expects to be able to include the subordinated debt instruments it has in issue as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the GWS Framework, if Prudential is ultimately not able to do so it may need to raise additional capital, which may in turn lead to increased costs for the Group.

(b)   Global regulatory requirements and systematic risk regulation
Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") and its subsequent amendments in the US which provided for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets, the work of the Financial Stability Board (the "FSB") in the area of systemic risk including the reassessment of the designation of Global Systemically Important Insurers ("G-SIIs"), and the Insurance Capital Standard (the "ICS") being developed by the International Association of Insurance Supervisors (the "IAIS"). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. Across Asia this includes China, Hong Kong, Singapore, Thailand and India. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

In November 2019 the International Association of Insurance Supervisors (IAIS) adopted the Common Framework ("ComFrame") which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups ("IAIGs"). The ComFrame proposals, which include the ICS, could result in enhanced capital and regulatory measures for IAIGs. Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

In November 2019 the FSB endorsed a new Holistic Framework ("HF"), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many ofthe previous G-SII measures have already been adopted into the Insurance Core Principles ("ICPs") and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement has been replaced with a Covid-19-focused exercise for 2020. In June 2020 the IAIS published an application paper on the liquidity risk elements introduced into the ICPs and ComFrame. A public consultation on the development of liquidity metrics to be used as an ancillary indicator for monitoring is planned for Q4 2020, with a further consultation focused on macroeconomic elements expected to follow in 2021.

The IAIS continues to develop the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases - a five-year monitoring phase followed by an implementation phase.

(c)   IFRS 17
The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (the "IASB") introduced a framework that it described as Phase I which, under its standard IFRS 4, permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'). Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. The UK Endorsement Board, once established, will apply a process for assessing whether IFRS 17 meets the necessary criteria for endorsement into the UK-adopted International Accounting Standards (IAS). The UK-adopted IAS will apply to the Group's financial results reporting after the Brexit transition period, replacing the EU-endorsed IFRS. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to require significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(d)   Inter-bank offered rate ("IBOR") reforms
In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark ("SONIA") in the UK and the Secured Overnight Financing Rate ("SOFR") in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(e)   Investor contribution schemes
Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

3.2  The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

3.3  Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

3.4  Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

4.     ENVIRONMENTAL, SOCIAL AND GOVERNANCE RISKS

4.1  The failure to understand and respond effectively to the risks associated with environmental, social or governance ("ESG") factors could adversely affect Prudential's achievement of its long-term strategy

The business environment in which Prudential operates is continually changing. A failure to manage those material risks associated with the ESG themes detailed below may adversely impact the reputation and brand of the Group, the results of its operations, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore its long-term financial success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. ESG-related issues may also directly or indirectly impact key stakeholders, ranging from customers to institutional investors, employees, suppliers and regulators, all of whom have expectations in this area, which may differ.

The environmental risks associated with climate change is one ESG area that poses significant risks to Prudential and its customers. These risks include transition risks and physical risks. The global transition to a lower carbon economy could have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price and could result in some asset sectors facing significantly higher costs and a disorderly adjustment to their asset values. The speed of this transition will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This may adversely impact the valuation of investments held by the Group. The potential broader economic impact from this may adversely affect customer demand for the Group's products. The physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments of the Group's underwriting product offerings. Climate-driven changes in countries in which Prudential, or its key third parties, operate could impact its operational resilience and could change its claims profile. There is an increasing expectation from stakeholders for Prudential to understand, manage and provide increased transparency of its exposure to climate-related risks. Given that Prudential's investment horizons are long term, it is potentially more exposed to the long-term impact of climate change risks. Additionally, Prudential's stakeholders increasingly expect an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment and engagement decisions, and fiduciary and stewardship duties.

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a provider of insurance and investment services, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and is therefore exposed to the regulatory and reputational risks associated with customer data misuse or security breaches. These risks are explained in section 2.3. The potential for reputational risks extends to the Group's supply chains, which may be adversely impacted by factors such as poor labour standards and abuses of human rights by third parties. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control increases the potential for reputational risks arising from poor governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer